SECURITIES AND EXCHANGE COMMISSIONS
                          Washington,  DC  20549

                             SCHEDULE 13D
                           Amendment No. 1


             Under the Securities Exchange Act of 1934


                         InterSystems, Inc.
                           Name of Issuer

                    Common Stock, $0.01 Par Value
                    Title of Class of Securities


                              460920101
                            CUSIP Number


                          John V. Winfield
                   President and Chairman of the Board
                      The InterGroup Corporation
                  2121 Avenue of the Stars, Suite 2020
                    Los Angeles, California 90067
                         (310) 556-1999
                _________________________________________
              Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications


                           July 27, 1998
         Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [    ]

Check the following box if a fee is being paid with this
statement.     [x]

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CUSIP No. 460920101

1.	Name of Reporting Person
	John V. Winfield

2.	Check the Appropriate Box if a Member of a Group
	a.
	b.		X
3.	SEC Use Only


4.	Source of Funds


5.	Check if Disclosure of Legal Proceedings is Required
	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
	U.S.A.

Number of	            			7.	Sole Voting Power
Shares				                 	238,450 Shares
Beneficially	        	_____________________________________________
Owned by			             	8.	Shared Voting Power
Each 				                  	232,250 Shares
Reporting		          	_____________________________________________
Person			               	9.	Sole Dispositive Power
With					                  	238,450 Shares
                  				_____________________________________________
                   					10.	Shared Dispositive Power
                      						232,250 Shares
	                    	_____________________________________________

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	470,700 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
   	Shares _________
13.	Percent of Class Represented by Amount in Row 11
   	5.8%
14.	Type of Reporting Person
   	IN
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CUSIP No. 460920101

1.	Name of Reporting Person
  	The Intergroup Corporation

2.	Check the Appropriate Box if a Member of a Group
  	a.
  	b.		X
3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings is Required
  	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
  	U.S.A.

Number of	         			7.	Sole Voting Power
Shares			              		232,250 Shares
Beneficially	   	  _____________________________________________
Owned by	          			8.	Shared Voting Power
Each
Reporting	       		_____________________________________________
Person			            	9.	Sole Dispositive Power
With					               	232,250 Shares
               				_____________________________________________
                					10.	Shared Dispositive Power

                			_____________________________________________

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	232,250 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
   	Shares _________
13.	Percent of Class Represented by Amount in Row 11
   	2.8%
14.	Type of Reporting Person
   	CO

                             AMENDMENT NO. 1
                              SCHEDULE 13D
                  OF THE INTERGROUP CORPORATION AND
                            JOHN V. WINFIELD
                REGARDING OWNERSHIP OF COMMON STOCK OF
                           INTERSYSTEMS, INC.



	This Amendment No. 1 to Schedule 13D is being filed by The Intergroup Corporation and John V. Winfield to update information previously furnished. The amendment reflects the sale of shares of Common Stock, $0.01 par value of InterSystems, Inc. in open market transactions.

Mr. Winfield is filing this Schedule 13D because, as controlling stockholder, Chairman of the Board and Chief Executive Officer of Intergroup, he may be deemed to share voting power and dispositive power with respect to the shares of Common Stock of the Company beneficially owned by Intergroup.


Item. 1.	Security and Issuer.

		The class of equity securities to which this statement relates to is the Common Stock, $0.01 par value (the "Stock"), of InterSystems, Inc. ("II"). The executive offices of InterSystems,
Inc. are located at 8790 Wallisville Road, Houston, Texas  77029.

Item 5.	Interest in Securities of the Issuer.

		(a)	At the close of business on August 6, 1998, The
Intergroup Corporation beneficially owned 232,250 shares representing 136,250 shares of stock and 96,000 warrants, or approximately 2.8% of the outstanding shares of Stock of II.
Mr. Winfield beneficially owns 470,700 shares of II. Mr. Winfield owns 142,450 shares of Stock and 96,000 Warrants, and shares voting and investment power for an additional 136,250 shares of Stock and 96,000 Warrants with Intergroup. Those common shares represent 5.8% of the outstanding Stock of II based on II's representation that it has 8,101,503 shares outstanding, including the conversion of warrants.

(b)	Mr. Winfield is the Chairman, President and Chief Executive
Officer of The Intergroup Corporation and is the controlling shareholder of Intergroup. Mr. Winfield has sole voting and investment control of his shares. Mr. Winfield has investment and voting control of the securities held by Intergroup.

		(c)	Information with respect to transactions effected
in the Stock beneficially owned by Mr. Winfield during the past
60 days is set forth in Appendix I hereto.

		(d)	No person other than Mr. Winfield or Intergroup
has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by each respectively.


                           SIGNATURE


		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 6, 1998






                               						By:	/s/  John V. Winfield
                                     John V. Winfield





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                                  APPENDIX I



		The following table sets forth the trade date for each sale of Stock beneficially owned by Mr. Winfield, the number of shares of Stock sold in each such transaction and the price per share in each such transaction effected during the past 60 days.
All the shares of Stock were sold in ordinary brokerage transactions effected in the market.




                       No. of
                       Common         Price
                       Shares          Per
Trade Date              Sold          Share


JOHN V. WINFIELD

June 2, 1998            2500            $2.00
July 27, 1998           5000            $1.62
August 3, 1998          8200            $1.50

INTERGROUP
June 2, 1998            2500            $2.00
July 27, 1998           5000            $1.62
August 3, 1998          8200            $1.50

                                 SIGNATURE


		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 6, 1998


                                  						By:	/s/  John V. Winfield
                                     							John V. Winfield